Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the use in this Amendment No. 4 to Registration Statement No. 333-134139 of (i) our report dated May 15, 2006 (July 13, 2006 as to Note 16), relating to the combined financial statements of Combined Predecessor Entities, which report expresses an unqualified opinion and includes an explanatory paragraph for the restatement described in Note 16, (ii) our report dated May 15, 2006, relating to the balance sheet of EV Energy Partners, L.P., and (iii) our report dated May 15, 2006, relating to the balance sheet of EV Energy GP, L.P., appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.
/s/ DELOITTE & TOUCHE LLP
Houston, Texas
September 14, 2006